Exhibit 99.1

Financial News

CIBC ANNOUNCES THIRD QUARTER 2015 RESULTS

Toronto, ON – August 27, 2015 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2015.

Third quarter highlights

•	Reported net income was $978 million, compared with $921 million for the third quarter a year ago, and $911 million for the prior quarter.

•	Adjusted net income(1) was $990 million, compared with $908 million for the third quarter a year ago, and $924 million for the prior quarter.

•	Reported diluted earnings per share (EPS) was $2.42, compared with $2.26 for the third quarter a year ago, and $2.25 for the prior quarter.

•	Adjusted diluted EPS(1) was $2.45, compared with $2.23 for the third quarter a year ago, and $2.28 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 20.4% and adjusted ROE(1) was 20.6%.

“Our strong performance this quarter was supported by excellent results in Retail and Business Banking, Wealth Management and Wholesale Banking,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “We continue to build a strong, innovative relationship-oriented bank with industry leading ROE and capital strength to deliver sustainable shareholder value.”

Results for the third quarter of 2015 were affected by the following items of note aggregating to a negative impact of $0.03 per share:

•	$10 million ($7 million after-tax) amortization of intangible assets; and

•	$6 million ($5 million after-tax) loss from the structured credit run-off business.

CIBC’s Basel III Common Equity Tier 1 ratio at July 31, 2015 was 10.8%, and our Tier 1 and Total capital ratios were 12.5% and 15.0%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.8%, Tier 1 capital ratio of 12.6% and Total capital ratio of 15.3% in the prior quarter. At the end of this quarter, CIBC’s Basel III Leverage ratio was 3.9% on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.12 per share. In addition, we announced our intention to seek Toronto Stock Exchange approval for a normal course issuer bid that would permit us to purchase for cancellation up to a maximum of 8 million, or approximately 2% of our outstanding common shares, over the next 12 months.

Core business performance

Retail and Business Banking reported net income of $636 million for the third quarter, up $47 million or 8% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $638 million, up $41 million or 7%, primarily due to higher revenue and lower loan losses, partially offset by higher expenses. Revenue was up as a result of solid volume growth and wider spreads.

During the third quarter of 2015, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing the client experience:

•	We became the first major Canadian bank to participate in suretapTM, enabling our clients to pay with their smartphone by adding any of our credit cards to the new suretap open mobile wallet;

•	Forrester Research Inc., ranked CIBC mobile banking third worldwide, by overall score along with two other banks, in their 2015 Global Mobile Banking Functionality Benchmark report, and sharing the top overall score ranking in North America; and

•	With the opening of the Union Pearson Express, CIBC as lead partner is enhancing the banking experience for clients and travelers at Canada’s two busiest transportation hubs.

Wealth Management reported net income of $140 million for the third quarter, up $19 million or 16% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $143 million, up $19 million or 15%, due to higher revenue, partially offset by higher expenses. Revenue was up 11% primarily due to higher assets under management (AUM) driven by strong net flows across businesses and market appreciation, and higher fee-based assets in our Retail Brokerage business.

During the third quarter of 2015, Wealth Management continued its progress in support of our strategic focus to strengthen our platforms for clients:

•	CIBC Asset Management achieved record year-to-date net sales of long-term mutual funds of $5.1 billion;

•	CIBC Investor’s Edge had a strong quarter for new account openings and was recognized in the MoneySense Best Discount Brokerages Review as first in the Fees and Commissions category; and

•	We launched new financial literacy initiatives including Financial Fluency seminars for young clients and a program for female clients called CIRCLE.

Wholesale Banking reported net income of $270 million for the third quarter, down $12 million or 4% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $275 million, up $21 million or 8%, primarily due to higher revenue from capital markets trading, partially offset by lower revenue from underwriting and advisory activity.

As a leading wholesale bank in Canada and active in core Canadian industries in the rest of the world, Wholesale Banking acted as:

•	Exclusive financial advisor to Calloway REIT on the $1.2 billion acquisition of interests in 24 properties as well as the SmartCentres leasing and development platform, and sole bookrunner on Calloway REIT’s $230 million equity offering to partially finance this acquisition;

•	Sole bookrunner on the inaugural $1.0 billion senior unsecured notes offering for CPPIB Capital Inc.; and

•	Joint bookrunner for a US$1.0 billion multi-tranche debt offering for Indiana Toll Road Concession Company, LLC.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses of $189 million was down $6 million or 3% from the same quarter last year. Lower write-offs and bankruptcies in the card portfolio and lower losses in CIBC FirstCaribbean were partly offset by higher losses in our U.S. real estate finance portfolio and an increase in the collective allowance within Corporate and Other. Compared with the prior quarter, provision for credit losses was down $8 million or 4%, mainly due to lower losses in the business lending portfolio and lower write-offs and bankruptcies in the card portfolio, partly offset by higher losses in our U.S. real estate finance and corporate lending portfolios, and an increase in the collective allowance within Corporate and Other.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of our 2014 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

			For the three months ended		For the nine months ended
$ millions		2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$962	$895	$899	$2,764	$2,340
After-tax impact of items of note (1)		12	13	(13)	58	342
After-tax impact of items of note on non-controlling interests		-	-	-	-	(10)
Adjusted net income attributable to diluted common shareholders (2)	B	$974	$908	$886	$2,822	$2,672
Diluted weighted-average common shares outstanding (thousands)	C	397,828	397,785	398,022	397,830	398,584
Reported diluted EPS ($)	A/C	$2.42	$2.25	$2.26	$6.95	$5.87
Adjusted diluted EPS ($) (2)	B/C	2.45	2.28	2.23	7.09	6.70
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$18,733	$18,437	$16,989	$18,431	$16,911
Reported return on common shareholders’ equity	A/D	20.4%	19.9%	21.0%	20.0%	18.5%
Adjusted return on common shareholders’ equity (2)	B/D	20.6%	20.2%	20.7%	20.5%	21.1%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total

2015	Reported net income (loss)	$636	$140	$270	$(68)	$978
Jul. 31	After-tax impact of items of note (1)	2	3	5	2	12

	Adjusted net income (loss) (2)	$638	$143	$275	$(66)	$990

2015	Reported net income (loss)	$583	$129	$250	$(51)	$911
Apr. 30	After-tax impact of items of note (1)	1	5	5	2	13

	Adjusted net income (loss) (2)	$584	$134	$255	$(49)	$924

2014	Reported net income (loss)	$589	$121	$282	$(71)	$921
Jul. 31	After-tax impact of items of note (1)	8	3	(28)	4	(13)

	Adjusted net income (loss) (2)	$597	$124	$254	$(67)	$908

$ millions, for the nine months ended

2015	Reported net income (loss)	$1,869	$397	$795	$(249)	$2,812
Jul. 31	After-tax impact of items of note (1)	(29)	12	6	69	58

	Adjusted net income (loss) (2)	$1,840	$409	$801	$(180)	$2,870

2014	Reported net income (loss)	$1,881	$352	$759	$(588)	$2,404
Jul. 31	After-tax impact of items of note (1)	(78)	10	(62)	472	342

	Adjusted net income (loss) (2)	$1,803	$362	$697	$(116)	$2,746

(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.

Items of note

	For the three months ending			For the nine months ending
	2015	2015	2014	2015	2014
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Gain arising from accounting adjustments on credit card-related balance sheet amounts	$-	$-	$-	$(46)	$-
Gain on sale of an investment in our merchant banking portfolio	-	-	-	(23)	-
Gain in respect of the Aeroplan transactions with Aimia Canada Inc. and TD, net of costs relating to the development of our enhanced travel rewards program	-	-	9	-	(208)
Gain within an equity-accounted investment in our merchant banking portfolio	-	-	(52)	-	(52)
Loss from the structured credit run-off business	6	8	2	26	17
Amortization of intangible assets	10	10	9	31	26
Decrease in collective allowance (1) recognized in Corporate and Other	-	-	-	-	(26)
Charge resulting from operational changes in the processing of write-offs in Retail and Business Banking	-	-	-	-	26
Gain in our exited European leveraged finance portfolio	-	-	-	-	(78)
Loan losses in our exited U.S. leveraged finance portfolio	-	-	-	-	22
Restructuring charges related to ongoing efforts to align resources to better serve our clients	-	-	-	85	-
Charges relating to CIBC FirstCaribbean	-	-	-	-	543
Pre-tax impact of items of note on net income	16	18	(32)	73	270
Income tax impact on above items of note	(4)	(5)	19	(15)	72
After-tax impact of items of note on net income	12	13	(13)	58	342
After-tax impact of items of note on non-controlling interests	-	-	-	-	10
After-tax impact of items of note on net income attributable to common shareholders	$12	$13	$(13)	$58	$332
(1)	Relates to the collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and communities, and supports causes that matter to them. During the quarter we:

•	Brought the TORONTO 2015 Pan Am Games to life as Lead Partner by helping bring the iconic flame to more than 130 communities across Canada, hosting more than 4,000 clients and supporting CIBC Team Next athletes and mentors at the Games, and raising the bar for inclusion as corporate sponsor of PridehouseTO;

•	Awarded 30 CIBC ‘Class of Pan Am’ Youthvision Scholarships to grade 10 students across Canada. Each scholarship, valued at up to $38,000, includes tuition support, mentorship and guaranteed summer employment in partnership with the YMCA and Big Brothers Big Sisters of Canada; and

•	Marked our 10th year as title sponsor of the Tour CIBC Charles-Bruneau, which raised $3.2 million to support children with cancer and their families across the province of Quebec.

During the quarter, CIBC was named:

•	The strongest publicly traded bank in Canada by Bloomberg Markets magazine and the only North American bank in the ranking for the last five years;

•	Best 50 Corporate Citizens in Canada by Corporate Knights; and

•	Top 50 Most Socially Responsible Corporations in Canada by Maclean’s.

(The board of directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators).

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2014 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2015” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2015 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2015” section of our 2014 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 40 of our 2014 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-877-405-9213, passcode 6272962#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1883806#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2015 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 6371479#) and French (514-861-2272 or 1-800-408-3053, passcode 8556162#) until 23:59 (ET) September 3, 2015. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units—Retail and Business Banking, Wealth Management and Wholesale Banking—CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com/ca/media-centre/.

For further information:

Investor Relations:
Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Enquiries:
Kevin Dove	416-980-8835	kevin.dove@cibc.com
Erica Belling	416-594-7251	erica.belling@cibc.com